Exhibit 15(ii) under Form N-1A
                                          Exhibit 1 under Item 601/Reg. S-K


                                 EXHIBIT G

                         FEDERATED MUNICIPAL TRUST

                         Ohio Municipal Cash Trust
                              Cash II Shares


     The Plan is adopted by Federated Municipal trust with respect to the Class of Shares of the Fund set forth above.

     In compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of .30 of 1% of the average aggregate net asset value of the Cash II Shares of the Ohio Municipal Cash Trust during the month.

     Witness the due execution hereof this 26th day of March, 1991.


                              FEDERATED MUNICIPAL TRUST


                         By:  /s/ Richard B. Fisher